Exhibit 99.1

NEWS RELEASE

Endeavour Silver Continues to Extend High Grade Silver-Gold Mineralization in the Daniela Vein at the Bolanitos Mine in Mexico

Drilling Intersects 1,040 gpt Silver and 1.9 gpt Gold Over 0.4 Meter Width

Vancouver, Canada – September 24, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announces that exploration drilling at Endeavour’s Bolanitos Mine in Guanajuato State, Mexico continues to intersect high silver and gold grades over mineable widths, extending the known mineralized zone in the Daniela vein to more than 950 meters (m) long, still open for expansion.

The latest drilling highlights in the Daniela vein include 263 grams per tonne (gpt) silver and 4.17 gpt gold over 5.90 m true width (13.8 ounces per ton (opT) silver equivalents based on a silver: gold ratio of 50:1 over 19.4 feet (ft)) in hole DN-45; and 1,040 gpt silver and 1.94 gpt gold over 0.42 m true width (33.2 opT silver equivalents over 1.4 ft) in hole DN-44.  Click here to view Longitudinal Section (http://www.edrsilver.com/i/maps/Longitudinal_Section_Daniela.pdf).

Drill results are as follows:
Daniela Drill Results

Hole	Vein	From	True Width	Ag	Au	Ag Eq.
		(m)	(m)	(gpt)	(gpt)	(opT)
DN-40	HW Daniela	124.85	1.74	503	2.57	18.4
	Daniela	133.70	1.85	238	15.32	29.3
DN-44	Daniela	174.75	2.49	433	1.67	15.1
	Including	177.45	0.42	1,040	1.94	33.2
DN-45	Daniela	220.25	5.90	263	4.17	13.8
	including	220.25	0.46	849	10.55	40.1
DN-49	Daniela	144.15	6.48	169	2.44	8.5
	Vein	185.40	3.68	236	3.37	11.8
	Vein	199.85	2.37	130	1.64	6.2
DN-54	Fault Zone	141.30	0.98	188	0.15	5.7
	Breccia	142.50	0.61	541	0.67	16.8
DN-59	Vein	135.15	0.54	944	1.50	29.7

Bradford Cooke, CEO and Director, commented, “Exploration drilling of the Daniela vein near the Bolanitos mine continues to extend the high grade silver-gold mineralization to the north.  Daniela was discovered near the Lucero vein in late 2010 but the drill results since then have shown it to be our best new discovery yet.  An updated resource estimate will be prepared at year-end and the Daniela vein is already in development as part of the 2012 mine plan for the Lucero-Karina-Fernanda-Daniela area.”

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed and approved this news release and supervised the drilling programs on the Bolanitos Mine properties.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples were split at the Guanajuato field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.